Kenneth R. Lench To Call Writer Directly: (202) 879-5270 kenneth.lench@kirkland.com	655 Fifteenth Street, N.W. Washington, D.C. 20005 (202) 879-5000 www.kirkland.com	Facsimile: (202) 879-5200

October 22, 2015

VIA EDGAR

Christina E. Chalk, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F St., NE

Washington, D.C.  20549

Re:                             Mr. Xin Jin, Xueda Education Group

Schedule 13D filed by Mr. Xin Jin on March 23, 2015

Schedule 13D/A filed by Mr. Xin Jin on May 21, 2015

Dear Ms. Chalk:

We are counsel to Mr. Xin Jin (“Mr. Jin”), chairman and chief executive officer of Xueda Education Group (the “Company”).  We are writing in response to your conversation with Kathryn Sudol of Simpson Thacher & Bartlett on October 1, 2015 and our subsequent conversation on October 6, 2015 regarding Mr. Jin’s Schedule 13D filings.  For ease of reference, we have reproduced below your questions together with Mr. Jin’s responses.

1.                                      It appears that Mr. Jin’s ownership in February 2011 was 19.5%, in February 2013 was 20.3% and in March 2014 was 22.9%.  Why didn’t he switch from a Schedule 13D to a Schedule 13G earlier than March 2015?

We respectfully submit that, pursuant to Rule 13d-1(d) of the Exchange Act, Mr. Jin believes he was not required to switch from a Schedule 13G to a Schedule 13D earlier than March 2015. As reported on Mr. Jin’s Schedule 13G filings filed with the Securities and Exchange Commission on February 14, 2011, 2013 and 2014 and February 13, 2015, Mr. Jin’s beneficial ownership of shares of the Company as of December 31, 2010, 2012, 2013 and 2014 was 19.5%, 20.3%, 21.3% and 22.9%, respectively. Based on the beneficial ownership amounts reported on these filings, Mr. Jin did not acquire more than 2% of the Company’s shares during

Beijing    Chicago    Hong Kong    Houston    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai

any of the preceding twelve-month periods. Therefore, pursuant to Rule 13d-1(d) of the Exchange Act, Mr. Jin believes he was not required to switch to a Schedule 13D at such times.

2.                                      Why did Mr. Jin purchase a significant amount of shares from CDH which prompted the filing of Schedule 13D in March 2015?  Was this in view of or related to the merger?

According to Mr. Jin, the purchase of shares from CDH in March 2015 was unrelated to the merger.  At the time of the Schedule 13D filing in question, Mr. Jin was not aware of any merger or any plan or discussion relating to a merger.  As stated in the filing, the purchase of shares from CDH was for long-term investment purposes.

3.                                      Why did Mr. Jin wait to file an amendment to his Schedule 13D to disclose that he was potentially forming a consortium with Insight until May 21, 2015 although he met with Insight and expressed interest in considering and evaluating the transaction on April 24, 2015 and confirmed his intention to form a consortium with Insight on May 14, 2015 (see proxy statement)?

We respectfully submit that the unsolicited proposal letter from Xiamen Insight Investment Co., Ltd. (“Insight”) was received on April 20, 2015. Subsequently, Mr. Jin was approached by Insight about potentially forming a consortium on April 24, 2015.  Given the unsolicited nature of Insight’s proposal letter and interest in forming a consortium with him, Mr. Jin’s discussion with Insight was exploratory in nature at this time. In the following weeks, Mr. Jin had intermittent telephonic discussions with Insight to explore the possibility of forming a consortium.  However, during this time, Mr. Jin’s interest remained exploratory in nature.  On May 14, 2015, Mr. Jin discussed with the board of the Company his potential interest in forming a consortium with Insight.  Although this discussion with the board of the Company led the Company to issue a press release stating that the founders of the Company intended to form a consortium with Insight, Mr. Jin believes that, at that time, his discussions with Insight and the other founders of the Company were still exploratory in nature and did not warrant an amendment to his Schedule 13D.  By May 21, 2015, discussions with Insight and the other founders of the Company had advanced, so, Mr. Jin separately sent a letter to the independent committee notifying them of his interest in forming a consortium with Insight and filed a Schedule 13D amendment.

*                                         *                                         *                                         *

If you should have any questions regarding the foregoing, please do not hesitate to contact me at (202) 879-5270.

Sincerely,

/s/ Kenneth R. Lench
Kenneth R. Lench